November 16, 2018

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: David Burton and Lynn Dicker

Re:	Omphalos, Corp.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 29, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 2, 2018
File No. 000-32341

Dear Mr. Burton and Ms. Dicker:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 8, 2018 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarterly period ended September 30, 2018, which were submitted to the Commission by Omphalos, Crop.(the “Company” or “we”) on March 29, 2018 and November 2, 2018, respectively.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Form 10-K for the Fiscal Year Ended December 31, 2017
Report of Independent Registered Public Accounting Firm, page F-1 Comment:

1.

We note that in the going concern paragraph the registrant is incorrectly referred to as “Biokey, Inc.” In future filings, please have your auditor revise its report to consistently use the correct name of the registrant in all paragraphs of the report.

Response:

We will incorporate with the Staff’s comments in future filings to have our auditor to consistently use the correct name of the registrant in all paragraphs of the report.

Form 10-Q for the Quarterly Period Ended September 30, 2018
Note 1 - Organization and Summary of Significant Accounting Policies
Recently Issued Accounting Pronouncements, page F-7

Comment:

2.

Please revise your disclosures relating to ASC 606 in future filings, beginning with your next 10-K, to indicate that you adopted ASC 606 as of January 1, 2018 and revise the filing to provide the disclosures required by ASC 606-10-50. Refer to Rule 10-01(a)(5) of Regulation S-X.

Response:

We will incorporate with the Staff’s comments in future filings, beginning with our next 10-K, to indicate that we have adopted ASC 606 as of January 1, 2018 in the filing to provide the following disclosures required by ASC 606-10-50.

Recently Issued Accounting Pronouncements:

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842). These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. ASU 2016-11 rescinds several SEC Staff Announcements that are codified in Topic 605, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. Additionally, ASU 2016-20 clarifies certain narrow aspects within Topic 606 including its scope, contract cost accounting, and disclosures. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09, which is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. The Company has adopted ASC 606 as of January 1, 2018.

Very truly yours,
Omphalos, Corp.

By: /s/ Pi-Yuan Chu
Pi-Yuan Chu
Chief Financial Officer